UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: October 14, 2014

Exhibit Index

Exhibit 99.1 — Notice of Annual General Meeting

Exhibit 99.2 — Form of Proxy for Annual General Meeting

Exhibit 99.1

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: NCTY)

NOTICE OF ANNUAL GENERAL MEETING

To be held on October 24, 2014

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of The9 Limited (the “Company”) will be held at the offices of Kirkland & Ellis International LLP, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on October 24, 2014 at 10:00 a.m. (Hong Kong Time). No proposal will be submitted to shareholders for approval at the AGM. The AGM will be held as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with the management of the Company.

The Board of Directors of the Company has fixed the close of business on September 16, 2014 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders has been advised that the notice of Annual General Meeting, the Company’s annual report on Form 20-F, free of charge, are available for viewing and downloading on the internet at http://www.corp.the9.com/. If you do not have access to the internet and would like to obtain a hardcopy of the annual report, please write to:

The9 Limited

Building No. 3,

No. 690, Bibo Road,

Zhangjiang Hi-tech Park, Pudong New Area,

Shanghai 201203, PRC

Attention: Investor Relations

You may also request for a hardcopy of the annual report by email to: ir@corp.the9.com.

By Order of the Board of Directors,
The9 Limited

/s/ Jun Zhu
Jun Zhu
Chairman and Chief Executive Officer

Shanghai, September 12, 2014

Exhibit 99.2

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: NCTY)

Form of Proxy for Annual General Meeting

(or any adjournment(s) or postponement(s) thereof) to be held on October 24, 2014

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of The9 Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.01 per share (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “Meeting”) to be held at the offices of Kirkland & Ellis International LLP, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on October 24, 2014 at 10:00 a.m., Beijing time, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares at the close of business on September 16, 2014 (the “Record Date”) are entitled to notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on all matters. According to the annual report on Form 20-F filed by the Company on March 27 of 2014, 28,783,929 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares but excluding Ordinary Shares issuable upon exercise of outstanding options) were outstanding as of December 31, 2013. The quorum of the Meeting is one or more shareholders present in person or by proxy representing at least an aggregate of 33 1⁄3% of the Ordinary Shares in issue giving a right to attend and vote at the Meeting. This Form of Proxy and the accompanying Meeting Notice are first being mailed to the shareholders of the Company on or about October 12, 2014.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. As to any business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any business which may come before the Meeting. However, if any matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Where the chairman of the Meeting acts as proxy, he will be entitled to vote the shares FOR or AGAINST the resolutions, at his discretion. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) filing with the Company a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to Investor Relations, The9 Limited, Building No. 3, No. 690, Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, PRC as soon as possible and in any event no later than 48 hours before the time for holding the Meeting.

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NCTY)

Form of Proxy for Annual General Meeting

(or any adjournment(s) or postponement(s) thereof) to be held on October 24, 2014

I/We                                                               of                                                               being the registered holder of                                                   ordinary shares, (Note 1) par value US$0.01 per share, of The9 Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting (Note 2) or                                                               of                                                               as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at the offices of Kirkland & Ellis International LLP, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as my/our proxy thinks fit. (Note 3)

Dated , 2014	Signature(s) (Note 4)

Notes:

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
[3]	The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. As to any business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any business which may come before the Meeting. However, if any matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Your proxy will also be entitled to vote or abstain at his discretion on any amendment to the resolution referred to in the Notice of Annual General Meeting which has been properly put to the Annual General Meeting. Where the Chairman acts as proxy, he will be entitled to vote the shares FOR or AGAINST the resolutions, at his discretion.
[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.